January 3, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549
Attention: Ibolya Ignat & Mary Mast

Re: Spark Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-36819

Dear Ms. Ignat and Ms. Mast,

We are in receipt of the letter to Stephen Webster from the staff of the Division of Corporation Finance Office of Healthcare & Insurance (the “Staff”) to Spark Therapeutics, Inc. (the “Company” or “we”) dated December 4, 2018 (the “Letter”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed February 27, 2018 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2018 filed November 6, 2018 (the “Form 10-Q”). The Staff has requested certain additional information about the Form 10-Q, which we have provided below, along with the question from the Staff.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements

(14) Collaboration and license agreements

(b) Novartis, page 14

Regarding your disclosure for revenue from contracts with customers, in particular the Novartis agreement, please tell us your consideration of disclosing the following:

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied and an explanation of when you expect to recognize revenue under the agreement. See ASC 606-10-50-13. As it appears the company has two agreements with Novartis, the License Agreement and the Supply Agreement, which have different performance obligations, tell us why you believe that the majority of the $170.00 million of consideration associated with the Novartis License Agreement will be recognized as revenue as the Company sells supply to Novartis.
Pursuant to analysis of ASC 606-10-25-9, the Company accounted for the License Agreement and Supply Agreement as a single contract. Specific to the analysis, the Company considered ASC 606-10-25-14a and 14b and evaluated whether or not the performance obligations granted under both agreements were distinct; the

Company concluded that such performance obligations were not distinct, as Novartis could not benefit from the License Agreement without the specific obligated services in the Supply Agreement due to the unique technological know-how and manufacturing protocols that the Company possesses. Pursuant to ASC 606-10-25-22, if a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation. Therefore, the performance obligations granted under the License Agreement and Supply Agreement are combined to constitute a single performance obligation. As of September 30, 2018, the Company had received $105.0 million in upfront license fees, and the remainder of the $65.0 million in milestone payments under the License Agreement were constrained, mainly due to the fact that the results of certain events were highly susceptible to factors outside of the Company’s influence. In the fourth quarter of 2018, the Company received regulatory approval in the European Union, triggering $25.0 million of the remaining milestone payments and overcoming some of the constraints. As such, the Company will adjust its estimate of the transaction price in future disclosures.

The Company will enhance its disclosures in future filings to clarify consideration of ASC 606-10-50-13 as follows (language in bold and underline text are additions to the previous disclosure):

The Company allocated $160.0 million in license fees and milestone payments that were not constrained to the single performance obligation in the combined contracts. The Company expects to recognize revenue related to these amounts and variable amounts under the Supply Agreement over time using an outputs method based on vials manufactured for Novartis. The Company expects to begin manufacturing vials for Novartis in 2019 and expects to continue to do so throughout the life of the contract. The remaining $10.0 million in milestone payments under the License Agreement remains constrained and will not begin to be recognized until such amount becomes unconstrained.

•	The significant judgments, and changes in judgments, made that affect the determination of the amount and timing of revenue recognition. See ASC 606-10-50-17.

The Company will enhance its disclosures in future filings to clarify consideration of ASC 606-10-50-17 as follows (language in bold and underline text are additions to the previous disclosure):

In determining the transaction price, the Company analyzed the variable consideration and whether or not such variable consideration was constrained. The Company will reassess this variable consideration at each reporting period and adjust the transaction price, if necessary. The total vials that the Company expects to manufacture for Novartis over the life of the Supply Agreement will be a significant judgement that will be relied upon when using the output method to recognize revenue once the Company begins to manufacture product for Novartis.

•	The methodology used for determining the timing of satisfaction of performance obligations. See ASC 606-10-50-18 through 50-19.

Pursuant to ASC 606-10-25-23, an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

Pursuant to ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if certain criteria are met. The agreements with Novartis met these criteria. When a performance obligation is satisfied over time, an entity must select a measure of progress to depict its progress toward complete satisfaction of that obligation. The Company considered agenda paper no. 41 from the FASB’s July 13, 2015, Transition Research Group, or TRG, meeting, in which TRG members agreed that when an entity has determined that a combined performance obligation is satisfied over time, the entity has to select a single measure of progress that faithfully depicts the entity’s performance in transferring the goods or services. For example, using different measures of progress for different non-distinct goods or services in the combined performance obligation would be inappropriate because doing so ignores the unit of accounting that has been identified under the standard (i.e., the single combined performance obligation) and recognizes revenue in a way that overrides the separation and allocation guidance in the standard. The Company considered this guidance and determined that under ASC 606-10-55-17 an outputs method of expected vials to be produced during the contract term of the Supply Agreement was most appropriate to recognize revenue. Since the Company has not yet begun producing vials for Novartis, no revenue has been recognized through September 30, 2018. The Company intends to clarify this disclosure as set forth in the first bullet point above.

•
The methods, inputs, and assumptions used for determining the transaction price and the amounts allocated to performance obligations, including your consideration of any constraints. See ASC 606-10-50-20.

The Company believes that its responses and enhanced disclosures as outlined in other sections of this response letter have addressed the considerations in ASC 606-10-50-20.

•	Any practical expedients used under ASC 606-10-50-22.

The Company will enhance its disclosures in future filings to clarify consideration of ASC 606-10-50-22 as follows (language in bold and underline text are additions to the previous disclosure):

The Company applies the practical expedient in ASC 606 and does not include disclosures regarding amounts for variable consideration allocated to wholly unsatisfied performance obligations or wholly unsatisfied distinct goods that form part of a single performance obligation, if any. This variable consideration includes amounts to be recognized as vials are manufactured for Novartis.

We would like to thank the Staff for its comments and consideration of our responses. Please contact me at joseph.labarge@sparktx.com, 215-220-9330; Stephen Webster, Chief Financial Officer at stephen.webster@sparktx.com, 215-220-9327 or Tracy Dowling, Associate General Counsel at tracy.dowling@sparktx.com, 215-282-7565, with any questions or comments.

Sincerely,

/s/ Joseph W. La Barge
Joseph W. La Barge
Chief Legal Officer
Spark Therapeutics, Inc.